SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from                      to

Commission file number 1-1023

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

(Full title of the plan)

McGraw Hill Financial, Inc.

1221 Avenue of the Americas

New York, NY 10020

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Retirement Plans Investment Committee

McGraw Hill Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

New York, New York

June 29, 2015

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2014	2013
Interest in McGraw Hill Financial, Inc. Savings Plans Master Trust Fund at fair value:
S&P 500 Index Account	$457,453	$424,505
Stable Assets Account	349,234	375,749
Retirement Assets I Account	274,481	285,298
Retirement Assets III Account	218,676	209,295
Retirement Assets II Account	174,643	163,998
McGraw Hill Financial, Inc. Stock Account	157,924	166,125
International Equity Account	126,331	140,669
Core Equity Account	120,144	113,198
S&P 400 Index Account	110,667	106,365
Special Equity Account	78,170	83,694
Money Market Account	68,942	71,566
S&P 600 Index Account	54,556	55,130
Target Retirement 2030	8,430	—
Target Retirement Income	5,961	—
Target Retirement 2025	4,996	—
Target Retirement 2020	4,297	—
Target Retirement 2015	2,899	—
Target Retirement 2040	1,949	—
Target Retirement 2035	1,925	—
Target Retirement 2055	1,709	—
Target Retirement 2045	1,366	—
Target Retirement 2050	1,400	—

Total plan assets in Master Trust Fund	2,226,153	2,195,592

Self Directed Accounts	10,974	11,512
Contributions receivable:
Employer	26,073	26,392
Notes receivable from participants	9,632	4,624

Total plan assets at fair value	2,272,832	2,238,120
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,190)	(13,775)

Net assets available for benefits	$2,259,642	$2,224,345

See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2014	2013
Investment gain:
Net investment gain from McGraw Hill Financial, Inc. Savings Plans Master Trust Fund	$161,306	$418,115
Net investment gain from Self Directed Accounts	890	980

Total investment gain	162,196	419,095

Interest income on notes receivable from participants	373	251

Additions:
Contributions:
Employer	61,080	63,582
Employee	63,238	70,326
Plan transfers	1,891	2,340

Total additions	126,209	136,248

Deductions:
Benefit payments and withdrawals	(253,441)	(236,511)
Plan transfers	(40)	(43)

Total deductions	(253,481)	(236,554)

Net increase before transfers	35,297	319,040
Transfers to McGraw-Hill Education (see Note 4)	—	(428,360)

Net increase / (decrease) after transfers	35,297	(109,320)
Net assets available for benefits:
Beginning of year	2,224,345	2,333,665

End of year	$2,259,642	$2,224,345

See accompanying notes to the financial statements.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements

December 31, 2014

1. Plan Description

On May 1, 2013, The McGraw-Hill Companies, Inc. changed its name to McGraw Hill Financial, Inc. (the “Company”). As a result, The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Subsidiaries was amended and restated under The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries (the “Plan”).

The 401(k) Savings and Profit Sharing Plan of McGraw Hill Financial, Inc. and Its Subsidiaries is a defined contribution plan sponsored by McGraw Hill Financial, Inc. The Plan has a beneficial interest in McGraw Hill Financial, Inc. Savings Plans Master Trust Fund (the “Master Trust”). The Master Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw Hill Financial, Inc. Stock Account, Money Market Account, Special Equity Account, Core Equity Account, International Equity Account and Target Retirement Funds (the “Investment Accounts”). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Employees of participating units have immediate eligibility, as long as the employee has completed the enrollment process. Employees who do not make an election to participate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Participants may contribute to the Plan up to 25% of their Plan earnings limited to $17,500 in 2014 and 2013, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the “IRC”). If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $260,000 and $255,000 in 2014 and 2013, respectively.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Plan Description (continued)

Effective as of January 1, 2012, the Company matches 100% of the first 6% of tax deferred compensation contributed to the Plan by the employee. The Plan limits after tax contributions by highly compensated employees to 3% of earnings.

The assets of the Plan may be invested in the Investment Accounts, as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the age appropriate Target Retirement Fund. The particular Target Retirement Fund used as the default fund is based on the date an individual will turn age 65. There is no limit to the number of investment allocation changes for future allocations.

Prior to January 1, 2014, a $10 charge was assessed for each participant investment allocation change or reallocation after the first 8 changes, which were permissible free of charge. Effective January 1, 2014, such provision was eliminated, and no charges are assessed for any participant change or reallocation of existing balances.

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to 2006 plan year and prior years will be fully vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce Company contributions for the current plan year. Forfeited participant benefits used to reduce Company contributions for 2014 and 2013 were approximately $1,542,000 and $1,588,000, respectively.

The IRC limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59 1⁄2, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $22,082,000 and $22,574,000 to the Plan in 2014 and 2013, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The investments of the Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (together, the “Participating Plans”), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (“Northern Trust”). At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 96% and 95%, respectively.

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits adjusts the fair value of the investment contracts from fair value to contract value. Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

In accordance with ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”), assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Unobservable inputs for the asset or liability.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Self Directed Accounts: The Self Directed Accounts hold mutual funds and money market funds valued at the quoted net asset value (“NAV”) of shares held by the Plan at year-end.

The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Corporate Common Stock: Valued at quoted market prices.

Preferred Stock: Valued at quoted market prices.

Foreign Common Stock: Valued at quoted market prices.

US Government Securities: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

Collective Investment Trust Funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Collective Investment Funds seek to provide long-term capital appreciation and income by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index, Standard & Poor’s MidCap 400 Composite Stock Index and other various asset classes. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy. There are currently no redemption restrictions on these investments.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

McGraw Hill Financial, Inc. Common Stock: Valued at quoted market prices.

Corporate Debt: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

Mutual Funds: Valued at the quoted NAV of shares held by the Master Trust at year-end. These financial instruments are generally categorized as Level 1 instruments in the fair value hierarchy.

Asset-backed Securities: Valued based on evaluated prices provided by independent pricing services. Such evaluated prices may be determined by factors which include, but are not limited to market quotations, yields, maturities and the bond’s terms and conditions. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These financial instruments are generally categorized as Level 2 instruments in the fair value hierarchy.

Guaranteed Investment Contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2014 and 2013. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Master Trust Level
	as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock
Consumer sectors	$151,070	$—	$—	$151,070
Technology sectors	207,063	—	—	207,063
Other sectors	399,073	—	—	399,073
Preferred stock	4,148	—	—	4,148
US Government Securities	—	46,301	—	46,301
Common collective trust
Northern Trust S&P 400 Index*	—	116,822	—	116,822
Northern Trust S&P 500 Index*	—	480,929	—	480,929
Other	993	10,847	—	11,840
McGraw Hill Financial, Inc. common stock*	165,216	—	—	165,216
Corporate debt	—	164,510	—	164,510
Asset-backed securities	—	48,545	—	48,545
Mutual funds:
Fixed Income Fund Investments	72,629	—	—	72,629
Other	89,070	—	—	89,070
Stable Assets Account
Fixed Income Fund Investments	7,103	—	—	7,103
Monumental Life Ins #MDA00938	—	120,760	—	120,760
Bank of Tokyo-Mitsubishi #UFJ DAM-McGHill13-1		87,049		87,049
Prudential Insurance Co. of America #GA-6245	—	157,201	—	157,201

Total Master Trust Assets	$1,096,365	$1,232,964	$—	$2,329,329

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$10,974	$—	$—	$10,974

Total Plan Assets Outside Master Trust	$10,974	$—	$—	$10,974

	Assets at Master Trust Level
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock
Consumer sectors	$164,674	$—	$—	$164,674
Technology sectors	173,538	—	—	173,538
Other sectors	425,847	—	—	425,847
Preferred stock	4,603	—	—	4,603
US Government Securities	—	56,611	—	56,611
Common collective trust
Northern Trust S&P 400 Index*	—	111,938	—	111,938
Northern Trust S&P 500 Index*	—	446,977	—	446,977
Other	1,960	16,571	—	18,531
McGraw Hill Financial, Inc. common stock*	172,374	—	—	172,374
Corporate debt	—	165,385	—	165,385
Asset-backed securities	—	24,666	—	24,666
Mutual funds:
Fixed Income Fund Investments	77,115	—	—	77,115
Other	56,395	—	—	56,395
Stable Assets Account
Fixed Income Fund Investments	17,130	—	—	17,130
Monumental Life Ins #MDA00938	—	126,604	—	126,604
Bank of Tokyo-Mitsubishi #UFJ DAM-McGHill13-1	—	92,655	—	92,655
Prudential Insurance Co. of America #GA-6245	—	166,893	—	166,893

Total Master Trust Assets	$1,093,636	$1,208,300	$—	$2,301,936

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$11,512	$—	$—	$11,512

Total Plan Assets Outside Master Trust	$11,512	$—	$—	$11,512

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and Vice-President, Global Benefits (the “Plan Administrator”) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by the Plan Administrator who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan, excluding the investments in the Self Directed Accounts, are directed by the Retirement Plans Investment Committee and by outside investment managers. The Retirement Plans Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Retirement Plans Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. The Company did not reimburse the Plan for any administrative expenses in 2014 and 2013, respectively. During 2014 and 2013, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated August 11, 2014 stating that the Plan, as amended, is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary, if any, to maintain the qualified status of the Plan.

Accounting principles generally accepted in the United States (“US GAAP”) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2014, the FASB issued Accounting Standards Update (“ASU”) ASU 2014-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, (“ASU 2014-01”). ASU 2014-01 limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2014, and interim periods within those annual periods. The adoption of this guidance had no material effect on the Plan’s financial statements.

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan’s financial statements.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments

The investments of the Participating Plans are pooled for investment purposes in the Master Trust under the agreement entered into with Northern Trust. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 96% and 95%, respectively.

At December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	% Interest
	2014	2013
Target Retirement 2015	100.0%	—
Target Retirement 2020	100.0	—
Target Retirement 2040	99.4	—
Target Retirement 2045	99.2	—
Target Retirement 2030	99.2	—
Target Retirement 2025	98.7	—
Target Retirement 2050	98.2	—
Target Retirement Income	97.3	—
Retirement Assets II Account	97.3	97.6
Retirement Assets III Account	97.0	97.0
Special Equity Account	96.9	97.0
Core Equity Account	96.9	96.5
International Equity Account	96.4	96.3
Retirement Assets I Account	96.3	96.1
Target Retirement 2035	96.0	—
S&P 600 Index Account	95.6	95.3
S&P 500 Index Account	95.1	95.0
McGraw Hill Financial, Inc. Stock	95.0	95.3
Target Retirement 2055	94.9	—
Money Market Account	94.9	92.8
S&P 400 Index Account	94.7	95.0
Stable Assets Account	93.9	93.3

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of:

	December 31
	2014	2013
	(In Thousands)
Assets
Investments:
Corporate common stock
Consumer sectors	$151,070	$164,674
Technology sectors	207,063	173,538
Other sectors	399,073	425,847
Preferred stock	4,148	4,603
US Government Securities	46,301	56,611
Common collective trust	609,591	577,446
McGraw Hill Financial, Inc. common stock*	165,216	172,374
Corporate debt	164,510	165,385
Asset-backed securities	48,545	24,666
Mutual funds	161,699	133,510
Stable Assets Account:
Fixed Income Fund Investments	7,103	17,130
Monumental Life Ins #MDA00938, 3.37% and 3.41% at December 31, 2014 and 2013, respectively	120,760	126,604
Bank of Tokyo-Mitsubishi UfJ #DAM-McGILL13-1, 2.43% and 2.48% at December 31, 2014 and 2013, respectively	87,049	92,655
Prudential Insurance Co. of America #GA-62450, 3.12% and 2.98% at December 31, 2014 and 2013, respectively	157,201	166,893

	2,329,329	2,301,936
Receivables
Due (to) / from broker on pending trades	(845)	1,203

Total receivables	(845)	1,203

Liabilities
Accrued investment management expenses	(1,729)	(1,788)

Total liabilities	(1,729)	(1,788)

Net assets of the Master Trust, at fair value	2,326,755	2,301,351
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(14,042)	(14,772)

Net assets of the Master Trust	$2,312,713	$2,286,579

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments that represent 5% or more of the Master Trust’s net assets are as follows:

	December 31
	2014	2013
	(In Thousands)
NTGI-QM Collective Daily S&P 500 Equity Index Fund – Non Lending*	$480,929	$446,977
McGraw Hill Financial, Inc. common stock*	165,216	172,374

*	Indicates party-in-interest to the Plan.

Investment income for the Master Trust is as follows:

	Year Ended December 31
	2014	2013
	(In Thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$13,027	$(84)
Corporate common stock	52,015	196,920
Preferred stock	(271)	830
McGraw Hill Financial, Inc. common stock*	22,535	53,900
Mutual funds	5,197	53,002
Corporate debt	6,254	(703)
Asset-backed securities	(177)	272
Common collective trust	60,891	119,145
Interest and dividend income	10,839	14,491

Net investment gain	170,310	437,773

Expenses
Administrative and other expenses	(2,432)	(2,058)

Total investment gain	$167,878	$435,715

*	Indicates party-in-interest to the Plan.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

Guaranteed Investment Contracts

The Monumental Life Insurance contract, the Bank of Tokyo-Mitsubishi contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the “GIC”s). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

The weighted-average yield for the synthetic GICs for the years ended December 31, 2014 and 2013 was 2.91% and 2.76%, respectively.

The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2014 and 2013 was 2.97% and 2.87%, respectively.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

The total fair value of the synthetic GICs was approximately $372,113,000 and $403,283,000 as of December 31, 2014 and 2013, respectively.

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by the Company’s Retirement Plans Investment Committee.

A summary of net assets at fair value, as of December 31, follows:

	2014	2013
	(In Thousands)
Investments
Money markets	$954	$1,372
Mutual funds	9,965	10,141

Total investments	10,919	11,513
Cash	22	7
Due (to) / from broker on pending trades, net	33	(8)

Net assets available to participating Plan	$10,974	$11,512

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

A summary of the net investment gain of the Self Directed Accounts for the years ended December 31 follows:

	2014	2013
	(In Thousands)
Dividend and interest income	$396	$349
Net realized and unrealized gain on Mutual funds	494	631

Net investment gain	$890	$980

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan has entered into derivatives that include option contracts, futures and swaps agreements in the underlying fixed income portfolios of the Stable Assets Fund. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The notional and fair values of derivative financial instruments included in the Plan’s investments, and within the Plan’s Master Trust, as of December 31, 2014 and 2013, respectively are as follows:

	December 31, 2014
	(In Thousands)
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	$45,012	$43,453	$1,723	$165
Equity futures contracts	—	1,412	—	11
Swap contracts	1,200	6,300	14	340

Total	$46,212	$51,165	$1,737	$516

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2013
	(In Thousands)
	Notional		Market Value
	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward contracts	36,096	$35,771	815	$489
Equity futures contracts	1,248	—	5	—
Swap contracts	11,205	134,335	1,814	1,074

Total	$48,549	$170,106	$2,634	$1,563

Notional amounts for option contracts are only relevant if the options are in-the-money at the expiration date, otherwise, they expire worthless.

4. Plan to Plan Transfers

Employees transferred to and from this Plan and the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees, which resulted in transfers in of approximately $1,891,000 and $2,340,000 in 2014 and 2013, respectively, and transfers out of approximately $40,000 and $43,000, respectively.

On March 22, 2013, The McGraw Hill Companies, Inc. sold McGraw-Hill Education (“MHE”) to investment funds affiliated with Apollo Global Management, LLC. Participation in the Plan ended on March 22, 2013 for employees of McGraw-Hill Education. Plan assets for employees of McGraw-Hill Education were transferred into The McGraw-Hill Education 401k Savings Plan on June 24, 2013 in the amount of $428,360,000.

5. Related-Party Transactions

The Master Trust holds units of common/collective trust funds managed by Northern Trust, the trustee of the Plan. The Master Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

	2014	2013
	(In Thousands)
Net assets available for benefits per the financial statements	$2,259,642	$2,224,345
Less: Amounts allocated to withdrawing participants	(150)	(154)
Add: Adjustments from fair value to contract value for fully benefit-responsive contracts	13,190	13,775

Net assets per Form 5500	$2,272,682	$2,237,966

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2014
(In Thousands)
Total investment gain per the financial statements	$162,196
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2014	13,190
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2013	(13,775)

Total income per the Form 5500	$161,611

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2013
(In Thousands)
Total investment gain per the financial statements	$419,095
Add: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2013	13,775
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2012	(30,592)

Total income per the Form 5500	$402,278

8. Subsequent Event

Management has evaluated subsequent events for Plan through June 29, 2015, the date the financial statements were available to be issued.

Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of

McGraw Hill Financial, Inc. and Its Subsidiaries

EIN #13-1026995     Plan #002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Notes receivable from participants*	Interest rates ranging from 3.25% – 10%, maturing through July 15, 2033	$9,632,075
Self Directed Accounts	Mutual funds and money market funds, presented at fair value	10,974,029

*	Indicates party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Savings Incentive Plan of McGraw Hill, Inc. and its Subsidiaries, The Employee Retirement Account Plan of McGraw Hill, Inc. and its Subsidiaries, The Standard & Poor’s Savings Incentive Plan for Represented Employees, The Standard & Poor’s Employee Retirement Account Plan for Represented Employees, The Employees’ Investment Plan of McGraw Hill Broadcasting Company, Inc. and its Subsidiaries; the Registration Statement (Form S-8 No. 333-126465) pertaining to The Savings Incentive Plan of The McGraw Hill Companies, Inc. and its Subsidiaries, The Employee Retirement Account Plan of The McGraw Hill Companies, Inc. and its Subsidiaries, The Standard & Poor’s Savings Incentive Plan for Represented Employees, and The Standard & Poor’s Employee Retirement Account Plan for Represented Employees, and the Registration Statement (Form S-8 Nos. 333-157570 and 333-170902) pertaining to The 401(k) Savings and Profit Sharing Plan of The McGraw Hill Companies, Inc. and its Subsidiaries, and The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees of our report dated June 29, 2015, with respect to the financial statements and schedule of the Standard and Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

/s/ ERNST & YOUNG LLP

New York, New York

June 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME

Date: June 29, 2015	By:	/s/ Peter Palma
	Name:	Peter Palma
	Title:	Vice President, Global Benefits and Plan Administrator